UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 1, 2010**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

On November 1, 2010 First Financial Holdings, Inc. announced a quarterly dividend payment. For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press release dated November 1, 2010 announcing quarterly dividend payment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: November 1, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. announces quarterly dividend payment.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.
2440 Mall Drive · Charleston, S.C. 29406
843-529-5933 · FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Senior Vice President/Investor
Relations and Corporate Secretary
(843) 529.5931 / (843) 729.7005

dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
DECLARATION OF DIVIDEND

Charleston, South Carolina (November 1, 2010) – First Financial Holdings, Inc. (NASDAQ GSM: FFCH) announced today that its Board of Directors has declared a regular quarterly cash dividend of 5 cents per share. The dividend is payable November 26, 2010, to stockholders of record as of November 12, 2010.

Commenting on the announcement, R. Wayne Hall, President and Chief Executive Officer, said, "We recognize the importance of the dividend to our shareholders. Each quarter, our board of directors carefully evaluates the level of our dividend. Given the continuing need to preserve capital through an economic recovery, we believe this modest dividend is appropriate at this time."

First Federal operates 66 financial centers located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking, trust and pension administration services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Senior Vice President-Investor Relations and Corporate Secretary, (843) 529-5931 or (843) 729-7005.